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                                                                    EXHIBIT 11.1

                    COMPUTATION OF SHARES USED IN COMPUTING
                              NET INCOME PER SHARE

                                       December 31,  December 31,   December 31,
                                           1998          1997          1996
                                       ------------  ------------   ------------
Common shares, beginning of period      17,711,422    17,068,398     9,370,612
Common stock equivalents                 1,853,835     1,684,985     1,591,486
Treasury stock buyback                    (963,268)     (530,991)     (175,618)
Weighted average shares issued             120,029       358,670     3,913,432
                                        ----------    ----------     ---------
                                        18,722,018    18,581,062    14,699,912
                                        ==========    ==========    ==========